R.G. GLOBAL LIFESTYLES, INC.

17751 Mitchell Ave.

Irvine, CA 92612

Tel. (949) 486-6666; Fax (949) 486-6688

August 1, 2005

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Filed via EDGAR

Re: R. G. Global Lifestyles, Inc.
Form 10-KSB for the fiscal year ended March 31, 2005
File No. 000-25488
Reply to your Comment Letter dated July 28, 2005

Gentlemen:

It is the purpose of this letter to respond to your request for additional information concerning our company’s recent filing of Form 10-KSB for the fiscal year ended March 31, 2005.

Your first comment refers to a form 10-KSB for the year ended December 31, 2004.  We are aware of no such filing.  However, assuming for purposes of this response that you intended to refer to the Form 10-KSB for the fiscal year ended March 31, 2005, Management’s Discussion and Analysis of Financial Condition and Results of Operations Year Ended March 31, 2005 Compared to Year Ended March 31, 2004, page 10, we reply as follows:

1.  The nature and carrying value of the investment for which the company experienced a non-recurring loss of $70,536 was as follows:  In 2004, prior to the reverse merger between Amerikal International Holdings (“AIH”) and R.G. Global Lifestyles, Inc. (“RGGL”), management of Amerikal Nutraceutical Corporation (then a wholly-owned subsidiary of AIH and, subsequent to the reverse merger in July, 2004, a wholly-owned subsidiary of RGGL) established an investment account at Charles Schwab and Co. with $150,000 of net cash from its previous operations. The account remained in existence until closed at December 31, 2004. The net loss incurred during the period that the account remained in existence was ($70,536).

2.  Notes to Consolidated Financial Statements; Note 7-Stockholders’ equity, page 32:  The company issued shares as described in this footnote to two classes of recipients.  All common stock issued to both classes of recipients was valued at $0.05 per share, in accordance with FAS123-Stock Based Compensation, wherein it states that the value of services is computed based upon the greater of the value of the services rendered or the FMV of the stock issued, whichever is most determinable, and based upon a valuation study conducted at the request of the Board of Directors at the recommendation of the Audit Committee of the Company.  The Company’s stock was not trading on the Over the Counter Bulletin Board (the “OTCBB”) at any time between the date of the reverse merger and January 15, 2005, the date upon which the Company was notified that the Company’s stock would be listed for quotation on the OTCBB.  As reflected in the audited financial statements included in the Form 10-KSB report for the fiscal year ended March 31, 2005, there was not a valuation difference between the shares issued to compensate related parties as compared to the shares issued in exchange for the consulting services.

3. The Company used a fair market value of $0.05 per share for the January 2005 equity issuance of 200,000 shares for the acquisition of rights to On Line Surgery, as this was consistent with the previous valuations and issuances between August 2004 and January 2005.  On January 15, 2005 the Company received notice from NASD that the Company’s stock would be listed for trading on the OTCBB  (the “Listing Date”). Subsequent to the Listing Date, the Company issued shares of its restricted common stock to two attorneys in exchange for legal services on March 23, 2005, the Company’s stock was trading on the OTC- BB for $1.51 per share.  The Company booked the stock issuance at the fair market value of the stock at the date of issuance, in accordance with FAS 123-Stock Based Compensation, wherein it states that the value of services is computed based upon the greater of the value of the services rendered or the FMV of the stock issued, whichever is most determinable. The Company believes that the FMV of the stock on the date of issuance is the best available indicator of the value of the services for which the stock was issued on this date.

In connection with the foregoing response, the Company understands and acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all filings made by the Company; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing response to your comments, or if you require any further information concerning the above matters, or any of the Company’s disclosures, please do not hesitate to contact us.

Respectfully submitted,

/s/ William C. Hitchcock
William C. Hitchcock, Chief Financial Officer
R.G. Global Lifestyles, Inc.
WCH:wh
Cc: Board of Directors, CEO